SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d- 1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d -2(b)



Gladstone Commercial Corp.
(Name of Issuer)



Common Shares
(Title of Class of Securities)

376536108
(CUSIP Number)

Fairholme Capital Management, L.L.C.
51 JFK Parkway
Short Hills, New Jersey 07078
(973) 379-6557

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 -with copies to -

Michael G. Tannenbaum, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue - 13th Floor
New York, New York 10022
(212) 508-6700

August 13,  2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1-(b)
               x Rule 13d-1-(c)
                  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 376536108                                         13G
                       Page 2 of 6 Pages

1.Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Fairholme Capital Management, L.L.C.


2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)                [ ]
(b)                [ ]

3.SEC Use Only


4.Citizenship or Place of Organization:  New Jersey


       Number of Shares    5.  Sole Voting Power              400,000
       Beneficially
       Owned by                6.  Shared Voting Power          0

       Each
       Reporting                 7.  Sole Dispositive Power        400,000

       Person
       With                         8.  Shared Dispositive Power          0


9.Aggregate Amount Beneficially Owned by Each Reporting Person         400,000

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)


11.Percent of Class Represented by Amount in Row 9   6.06 % of Common Stock


12.Type of Reporting Person (See Instructions)  OO



CUSIP No. 376536108


Item 1(a)           Name of Issuer:

Gladstone Commercial Corporation (the "Issuer")

Item 1(b)           Address of Issuer:

1750 Tysons Boulevard, Fourth Floor
McLean, VA 22102

Item 2(a)           Name of Person Filing:

Fairholme Capital Management, L.L.C. ("Fairholme")

Item 2(b)           Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

51 JFK Parkway
Short Hills, New Jersey 07078

Item 2(c)            Citizenship:

New Jersey, USA

Item 2(d)           Title of Class of Securities:

Common Stock $0.001 par value

Item 2(e)           CUSIP Number:

376536108

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


CUSIP No. 376536108

a.                   [ ]         Broker or dealer registered under Section 15 of
the Act,
b.                   [ ]        Bank as defined in Section 3(a)(6) of the Act,
c.                   [ ]        Insurance Company as defined in Section 3(a)(19)
of the Act,
d.                   [ ]        Investment Company registered under Section 8 of
the Investment Company Act,
e.                   [ ]        Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E),
f.                    [ ]        Employee Benefit Plan, or Endowment Fund in
accordance with Rule 13d-1(b)(1)(ii)(F),
g.                    [ ]       Parent Holding Company or Control Person, in
accordance with Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h.                   [ ]        A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.                      [ ]       A church plan that is excluded from the
definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.                     [ ]         Group, in accordance with Rule
13d-1(b)(1)(ii)(J).

Item 4 Ownership:

(a) Amount Beneficially Owned: As of August 13, 2003, 400,000 shares of the Issuer were beneficially owned by Fairholme on behalf of a public investment vehicle advised by Fairholme and a private investment vehicle of which Fairholme is the managing member. Accordingly, Fairholme may have attributed to it, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the beneficial ownership of the aggregate amount of 400,000 shares of the Issuer.

            (b) Percentage of Class: 6.06 % (calculated based on 6,600,000 common shares outstanding as of August 12, 2003, as reported in the Prospectus of the Issuer).

            (c)        Number of shares as to which such person has:

                        (i)         sole power to vote or to direct the vote:

                                    400,000 shares


			(ii)       shared power to vote or direct the vote:

				   0



CUSIP No. 376536108


                        (iii) sole power to dispose or to direct the disposition of:

                                    400,000 shares

                        (iv)       shared power to dispose or direct the
 				   disposition of:

                                    0

Item 5             Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6             Ownership of More than Five Percent on Behalf of Another
Person:

Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable

Item 8             Identification and Classification of Members of the Group:

                        Not applicable

Item 9             Notice of Dissolution of Group:

                        Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




CUSIP No. 376536108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




August 20, 2003
Date

Fairholme Capital Management, L.L.C.

By:                  /s/  Bruce R. Berkowitz
                        Signature


Name:  Bruce R. Berkowitz
Title:  Managing Member